Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Registration Statement and related Prospectus of Western Alliance Bancorporation for the registration of its debt securities, common stock, preferred stock, depository shares, purchase contracts, units, and warrants and to the incorporation by reference therein of our report dated March 15, 2021, with respect to the consolidated financial statements of AmeriHome Mortgage Company, LLC included in its Current Report on Form 8-K/A dated May 14, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, CA
May 13, 2021